

February 17, 2023

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina

> **Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
> Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021
> File No. 1-38262**

Dear Marcos Gradin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021

Overview of Mineral Reserves, page 4

1. We reviewed your reserve disclosure and noted the sale price for your salable products, which serve as a basis of your reserve determination, was not disclosed in your filing as required the footnotes to Tables 1 and 2 of paragraph (b) for Item 1303 of Regulation S-K. In addition, the metallurgical recoveries were not disclosed for your material properties as required by Items 1304(d)(1) of Regulation S-K. Please modify your filing and include these modification factors for each of your properties with your reserve tables.

Location and History, page 5

2. We note your individual material property disclosure beginning in this section. Please modify your filing and locate each of your material properties within one mile, using an easily recognizable coordinate system to comply with Item 1304(b)(1)(i) of Regulation S-K.

Facilities, page 9

3.   Please modify your filing and include the book value for your material property as required by Item 1304(b)(2)(iii) of Regulation S-K.

Exhibit 96.1
La Pampita y Entorno Quarry, page 8

4.   Please modify your filing to locate your property to within one-mile using an easily recognizable coordinate system. In addition, please enlarge your maps and illustrations to make them legible as required by Item 601(B)(96)(iii)(b)(3)(i) of Regulation S-K.

Exhibit 96.1
Geological Units involved in the project, page 14

5.   Please modify your filing to provide a cross-section of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation S-K.

Exhibit 96.1
Adequacy of the Test Data, page 26

6.   We reviewed the mineral processing section of your technical report summary. Please modify your filing to include the QP's opinion on the adequacy of the data and state the metallurgical recovery as required by Item 601(B)(96)(iii)(b)(10)(v) of Regulation S-K.

Exhibit 96.1
Reserves Estimation, page 30

7.   We note you did not disclose a reserve price or metallurgical recovery for your reserve estimates. Please state the price and recovery used to determine your reserves and disclose, with particularity, the reasons this price was selected and any assumptions underlying this selection. See Item 601(B)(96)(iii)(b)(12)(iii) of Regulation S-K.

Exhibit 96.1
Annual Production Rate, page 35

8.   Please modify your technical report to provide the annual Life of Mine (LOM) production schedule for your limestone and waste production as required by Item 601(B)(96)(iii)(b)(13) of Regulation S-K.

Exhibit 96.1
Market Studies, page 40

9.   We note you did not disclose a commodity price forecast in the section. Please modify your technical report to disclose your cement price projections and the basis for your commodity price forecast as used in your economic evaluation as required by Item 601(B)(96)(iii)(b)(16) of Regulation S-K.

Exhibit 96.1 A
Capital and Operating Costs, page 43

10.   We note you did not disclose an accuracy estimate with your capital and operating cost estimates as required by Item 601(B)(96)(iii)(b)(18)(i) of Regulation S-K. Please modify your filing to include your accuracy estimate and discuss how the annual operating costs in this section relate to the operating costs presented in the economic analysis.

Exhibit 96.1 A
Economic Viability, page 44

11.   Please modify your technical report to include the annual mined material tonnage in your cash flow analysis as required by Item 601(B)(96)(iii)(b)(19) of Regulation S-K.

    If you have questions regarding mining comments, please contact Ken Schuler, Mine Engineer, at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing